Filed by Property Solutions Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Property Solutions Acquisition Corp. (SEC File No.: 001-39395)

Date: July 15, 2021

Property Solutions Acquisition Corp. Reminds Stockholders to Vote in Favor of Business Combination with FF Intelligent Mobility Global Holdings Ltd.

New York - (July 15, 2021) - Property Solutions Acquisition Corp. (“PSAC”), a publicly-traded special purpose acquisition company, reminds its stockholders to vote in favor of the previously announced business combination (the “Business Combination”) with FF Intelligent Mobility Global Holdings Ltd. (Faraday Future).

Stockholders who owned common stock of PSAC as of the close of business on June 21, 2021 (the “Record Date”), may vote their shares. Stockholders as of the Record Date have the right to vote, regardless of whether such stockholders subsequently sold their shares and do not own such shares as of the date they cast their vote.

The special meeting to approve the pending Business Combination (the “Special Meeting”) is scheduled to be held on July 20, 2021 at 11:00 a.m. Eastern Time. The Special Meeting will be conducted completely virtually, and can be accessed via live webcast at https://www.cstproxy.com/propertysolutionsacquisition/sm2021.

Additional information on how stockholders of record may vote their shares can be found at vote.ff.com.

Every stockholder’s vote is important! Accordingly, all PSAC stockholders who held shares as of the Record Date who have not yet voted are encouraged to do so as soon as possible and by no later than 11:59 p.m., Eastern Time on July 19, 2021. PSAC stockholders who owned shares as of the Record Date and subsequently sold all or a portion of their shares are STILL entitled to vote, and are encouraged to do so. PSAC’s board of directors recommends you vote “FOR” the Business Combination with Faraday Future and “FOR” all of the related proposals described in the definitive proxy statement on Schedule 14A (the “Proxy Statement”).

These are the two easiest and fastest ways to vote – and they are both free:

•	Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the voting instruction form mailed (or e-mailed) to you. To vote online, you will need your voting control number, which you can find on your Voting Instruction Form. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on July 19, 2021.
•	Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. To vote via the automated telephone service, you will need your voting control number, which you can find on your Voting Instruction Form. Votes submitted over the telephone must be received by 11:59 p.m., Eastern Time, on July 19, 2021.

Additionally, you can vote by mail:

•	Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed to you. Please be sure to (1) mark, sign and date your Voting Instruction Form, (2) fold and return your Voting Instruction Form in the postage-paid envelope provided, and (3) mail your Voting Instruction Form to ensure receipt on or before 11:59 p.m., Eastern Time, on July 19, 2021.

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you misplaced or did not receive your Voting Instruction Form, contact your bank, broker or other nominee to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

Holders of PSAC shares who need assistance voting or have questions regarding the Special Meeting may contact PSAC’s proxy solicitor, Morrow Sodali, toll-free at US: 1-(800)-252-1959, International: 1-(289)-695-3075, or send an email to PSAC.info@investor.morrowsodali.com. Banks and brokers may call 1-(203)-658-9400.

ABOUT FARADAY FUTURE

Established in May 2014, FF is a global shared intelligent mobility ecosystem company, headquartered in Los Angeles, California. FF's vision is to create a shared intelligent mobility ecosystem that empowers everyone to move, connect, breathe, and live freely. FF aims to perpetually improve the way people move by creating a forward-thinking mobility ecosystem that integrates clean energy, AI, the Internet and new usership models. With the FF 91, FF has envisioned a vehicle that redefines transportation, mobility, and connectivity, creating a true “third Internet living space,” complementing users’ home and smartphone Internet experience.

FOLLOW FARADAY FUTURE:

https://www.ff.com/

https://twitter.com/FaradayFuture

https://www.facebook.com/faradayfuture/

https://www.instagram.com/faradayfuture/

www.linkedin.com/company/faradayfuture

ABOUT PROPERTY SOLUTIONS ACQUISITION CORP.

Property Solutions Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more differentiated businesses. The company is managed by Co-CEOs Jordan Vogel and Aaron Feldman.

Property Solutions I is a $230 million SPAC formed in July 2020 and is traded on the Nasdaq under the ticker symbol “PSAC”.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release relates to a proposed transaction between PSAC and FF. PSAC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to FF. The proxy statement/consent solicitation statement/prospectus has been mailed to stockholders of PSAC as of the June 21, 2021 record date established for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and FF filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PSAC, when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

PARTICIPANTS IN THE SOLICITATION

PSAC and FF and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC’s directors and officers in PSAC’s filings with the SEC, including PSAC’s Annual Report on Form 10-K for the period ended December 31, 2020, which was filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC’s stockholders in connection with the proposed business combination is set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/consent solicitation statement/prospectus that PSAC has filed with the SEC.

NO OFFER OR SOLICITATION

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC’s or FF’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders; the ability to meet the Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; FF’s estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of FF’s vehicles; the success of other competing manufacturers; the performance and security of FF’s vehicles; potential litigation involving PSAC or FF; the result of future financing efforts and general economic and market conditions impacting demand for FF’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor FF undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

For Faraday Future
Investors: ir@faradayfuture.com
Media: media@faradayfuture.com